Exhibit 99.1

NEWS

Starfield Resources Announces Results Of  Airborne Geophysical Survey And  Update On Nevoro Purchase

Potential Kimberlite Pipes Identified At Ferguson Lake Project
Nevoro Shareholder Vote Set For September 29, 2009

Toronto, Ontario   September 9, 2009   Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced results from the detailed geophysical survey flown at the Company’s Ferguson Lake Project in Nunavut earlier this year, and provided an update on the pending acquisition of Nevoro Inc.

DIGHEM Survey

During April 2009, Fugro Airborne Surveys completed a helicopter-borne geophysical survey in the Y Lake area of the Company’s large Ferguson Lake Project, located 240 km west-southwest of Rankin Inlet, Nunavut.  This detailed program consisted of combined DIGHEM electromagnetic and Horizontal Magnetic Gradiometer surveys totaling 4,729 line kilometers.

In addition to better defining the geology within the survey area, Fugro’s recently completed processing and interpretation of the data has identified 14 resistivity anomalies.  These anomalies are potentially significant, since their size, shape and apparent continuation to depth may be indicative of kimberlitic intrusive features.  Anomaly M4 is particularly encouraging since it is located approximately 1.5 kilometers up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies by SGS Minerals Services.

“The survey results are both encouraging and useful,” said Andre Douchane, President and CEO.  “In addition to gaining more information on Y Lake and the major structures in the survey area, we have a potential kimberlite pipe located exactly where it should be based on our diamond discovery.  This is very good news as we continue to look for an appropriate joint venture partner to help us further explore the potential for diamonds at Ferguson Lake.”

“Detailed ground reconnaissance is warranted for each of the anomalies identified in the survey results,” said Ray Irwin, Vice President of Exploration.  “If we obtain positive results from the reconnaissance, a preliminary drilling program may also be undertaken on the most prospective targets to determine if they are diamondiferous.”

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

Nevoro Acquisition

On September 3, 2009, a Notice and Management Proxy Circular was filed on SEDAR for Nevoro’s Special Meeting of Shareholders to be held on Tuesday, September 29, 2009.

Subject to an affirmative vote of two-thirds of the votes cast by Nevoro shareholders, plus court approval and fulfilment of all other conditions of closing, the transaction should be completed on or about October 5, 2009.

The combination of Starfield’s published resource of 44.2 million tonnes and Nevoro’s historical resource estimate (non 43-101 compliant) of 107.4 million tonnes provides a potential base metal resource of 151.6 million tonnes.

Additional benefits of the transaction include:

• Expanded and geographically diversified resource base • Two large projects in favourable geological settings
• Significant potential for multiple exploration and development projects
• Opportunity to apply Starfield’s solvent extraction technology at Nevoro’s Stillwater Complex
• Cost savings with reduced administrative expenses and one management team • Increased share trading liquidity

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides. The Company has also embarked on a diamond exploration program on its property and recently discovered a diamond.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:
André J. Douchane	Greg Van Staveren	Connie Anderson
President and CEO	Chief Financial Officer	Investor Relations
416-860-0400 ext. 222	416-860-0400 ext. 223	416-860-0400 ext. 228
adouchane@starfieldres.com	gvanstaveren@starfieldres.com	canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.